RECEIVED
2004 JUL 13 A 8:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

04035422

Our reference BB/jcd
Date 2 july 2004

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period June 2004 and the Pricing Supplements of Juni/May 2004 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dw 7/13

Latest News

Larger Rabobanks Closer to the Customers
03-06-2004

The local co-operative Rabobanks voted in favour of stronger local banks during the Central Delegates Assembly, i.e. the Rabo parliament, that was held last week. They consequently voiced their support for the establishment of leading local banks that are both large enough to offer customers complex financial services and small enough to fulfil the promises to be 'nearby' and 'involved'.

Providing that the members of the local banks approve this measure, this means that in the longer term, approximately 150 independent local Rabobanks will remain in operation. However, the current total of approximately 2,800 branches and contact points (including service shops, care centres and on-site sittings) will remain at approximately the same level and is even expected to increase in the future.

The consolidation of expertise will make larger local Rabobanks better able to provide high-quality services. Piet Moerland, member of the Executive Board of Rabobank Nederland: 'Rabobank's challenge for the future is to remain a strong, leading bank holding top positions in all segments. In doing so we must, however, always remain characteristically "nearby" and "involved" in the local community.'

The operations of the larger local Rabobanks will encompass providing the comprehensive range of customer services to both the private and business markets. Certain activities such as serving the large business market, which are currently delegated in part to Rabobank Nederland, will be conducted locally in the future.

New boundaries for the fields of operation
The decision to develop even stronger local banks is the result of the "Vision Rabobank 2005+" project that was launched in mid-2003. Within the context of this project the local Rabobanks made a mutual agreement regarding the future restructuring of their fields of operation. 'The local Rabobanks understand the needs of their members and customers better than anyone. This local knowledge combined with information regarding future economic, demographic and planning developments has led in the past year to the formulation of a proposed division of operations,' says Piet Moerland. 'The members of the local banks must naturally first approve any possible mergers and the local member banks will be responsible for setting the pace of mergers. The number of mergers of local member banks is, however, expected to increase in the short term.'

Other competencies and skills
The mergers as such will have only a limited effect on the number of employment positions.
The current gradual reduction in the number of jobs resulting from programmes to improve efficiency and increase sales strength will in the short term continue according to the forecasts previously announced. Piet Moerland: 'Employees and managers will be required to possess other competencies and skills. As a result employees will either leave the organisation or be transferred to other positions within the organisation. At the same time this will also create new vacancies.'

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KBC Bank en Rabobank Nederland: joint venture for securities transaction processing
10-06-2004

Joint press release by KBC and Rabobank Nederland

KBC Bank and Rabobank Nederland intend to set up a joint venture to process securities transactions for both KBC and Rabobank Nederland.
Based in Eindhoven, the new company will start operations in 2005, processing securities transactions for Rabobank Nederland. In 2006, the fully operational joint venture will start processing KBC's securities transactions, as well. At that point, the new company will employ some 160 people. Talks have now begun with the works councils of both KBC and Rabobank Nederland regarding the related organizational aspects and the consequences for the personnel concerned. The joint venture has yet to be screened by the relevant supervisory authorities.

An alert response to market opportunities and economies of scale
At the start of the year, KBC Bank and Rabobank Nederland announced their intention to set up a common cross-border platform for the settlement of securities transactions for both retail investors and professional parties. Having explored the relevant organizational ramifications over the past few months, the two companies are today announcing the launch of their joint venture. Through this unique, cross-border project, KBC Bank and Rabobank Nederland aim to achieve greater flexibility in their response to market developments, improve the quality of their customer service and cut costs significantly. Both banks' systems are due for replacement and they will now be able to share the cost of investing in new IT systems. Moreover, this venture will allow them to take advantage of the possibilities afforded by new technologies.

The project is consistent with the aim of achieving operational effectiveness, cost efficiency and risk control, and the new company will offer a flexible, volume-independent and cost-conscious solution to changing market needs. By joining forces, Rabobank Nederland and KBC Bank can cut costs significantly and continue to offer competitive prices to their customers. Banks that outsource securities transaction processing to a specialized company meeting the highest standards of quality can also free up more resources for providing service directly to customers.

At KBC, the securities transactions of KBC Bank and its subsidiaries are handled by the Securities and Derivatives Processing Directorate and by KBC Securities; for the local Rabobanks, securities transaction processing is handled by Rabobank Nederland Effectendiensten (RNE).

New company in Eindhoven
KBC Bank and Rabobank Nederland will be setting up a new company under Dutch law, in which each will hold an equal stake. The new company will start operations in 2005, processing securities transactions for Rabobank Nederland. In 2006, when fully opera-tional, it will also be processing KBC's securities transactions. KBC and Rabobank Nederland will not only be bringing their operational know-how to the endeavour, they will also be sharing their market expertise and worldwide network of contacts in the financial world.

It will in time also give other financial institutions the opportunity to outsource some or all of their securities transaction processing. This will afford them a dual benefit, as they will save on the cost of processing and future investment, while continuing to maintain an independent profile on the investment market.

Based in Eindhoven, the new company will be headed up by Floris Henning (RNE) and Christel Gijsbrechts (KBC).

Personnel
Approximately 160 people will be on the company's payroll, half coming from Rabobank Nederland, half from KBC. Talks are currently being conducted on this matter with em-ployee representatives of both KBC and Rabobank Nederland. On no account will there be any forced redundancies.

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Rabobank

Rabobank Nederland streamlines the provision of services to local Rabobanks
21-06-2004

Bert Heemskerk, Chairman of the Executive Board, announces organisational reorganisation: 'A change of culture is the main driving force'

- More customer-focused top structure
- Considerable cost savings totalling € 200 million
- Reduction of the total workforce by 1,200 FTEs
- Large-scale effectiveness operation

Bert Heemskerk, Chairman of the Executive Board, has announced the 'Operation Service': a reorganisation programme that will transform Rabobank Nederland into a more efficient, customer- and service-focused organisation for the local member banks.

At conferences held on Monday afternoon, 21 June, in both Eindhoven and Utrecht, which could also be followed in Zeist and Best via a television link, the Chairman of the Executive Board informed the involved employees of Rabobank Nederland of the results of the efficiency study that was conducted by the Booz Allen Hamilton consultancy. It's a translation of 'Vision Rabobank 2005+', a move towards (larger) local co-operative Rabobanks, that enables them to serve customers in the best possible way.

Based on the findings of the study that was carried out in the spring, the Executive Board has resolved to implement a new customer- and service-focused organisational structure whose primary purpose will be to provide support to the local member banks. This reorganisation will entail considerable personnel and financial consequences. The entire package of improvement proposals is expected to generate cost savings totalling € 200 million. In addition, the restructuring will make it possible to reduce the number of employees on a gradual basis by nearly 1,200 FTEs.

'This is much more than a plain reorganisation,' says Chairman of the Executive Board Heemskerk. 'The focus is clearly on re-establishing Rabobank Nederland as a true service organisation for the benefit of the local member banks, which in turn must be a true service organisation for our customers. More importantly, it will usher in increased customer focus and a more enterprising spirit. Rabobank Nederland is a beautiful company, but there is too much of a meeting culture and thick reports. This change of culture is the main driving force behind the Operation Service.'

Organisational Structure
In keeping with a comparable model that has been implemented at the local member banks, the new organisational model for Rabobank Nederland clearly puts customers first. Following in the footsteps of the 'Wholesale' division, all the operations for the retail banking division will also be combined. The Executive Board (Retail, Banks/Co-operative) will manage six directorates: Private Individuals, Private Banking, SME, Group ICT, Shared Services and Administrative Affairs.
The responsibilities of Jac Verhaegen who will retire on 1 July, will be divided among the new directorates. A CFO (Chief Financial Officer) will also be appointed this year.

The Operation Service will coincide with an efficiency drive within Rabobank Nederland. The Executive Board aims to use a targeted approach to decrease the overlap of activities, reduce the administrative burden, eliminate fragmentation, limit the number of projects, centralise activities and outsource services.

Heemskerk says that Utrecht will continue to serve as the management centre. 'As a co-operative organisation, Rabobank actually comprises 320 "head offices", approximately 150 of which will remain following the process of increasing the scale of the local member banks,' says the Chairman of the Executive Board. 'Support services for the local member banks are provided from various locations in the Netherlands under the direction of the management centre of the Rabobank Group in Utrecht. The principal directorates of Rabobank Nederland (and the related number of jobs) will continue to be divided among primarily Eindhoven and Utrecht.'

Difficult Operation
Heemskerk acknowledges that it will be a difficult operation. "The process will be carried out in thorough and ongoing consultation with the Works Council, the CAAR (Rabobank Central Advisory Council on Labour Affairs) and the Trade Unions. The social statute applies to this operation. Every possible attempt will be made to avoid forced redundancies, even though it may ultimately prove impossible to prevent them entirely."

The Operation Service is likewise a quality drive and the Executive Board has consequently decided not to enact a hiring freeze. Maintaining the high quality of the employees is a key component of the reorganisation programme and priority will be given to Rabobank's 'own people' whenever possible. The number of externals will subsequently be reduced.

In order to ensure that the operation runs smoothly, the implementation will span a period of 1.5 to 2 years. The decision-making process will be finalised this summer (June-August). During this period the proposals will be defined and concretised. The phased implementation will begin from September of this year.

'Now is the time'
'The Operation Service is a component of Vision 2005+,' Heemskerk explains. 'The crux of this matter is that the Rabobank as a whole must be able to serve its customers even better. This will be achieved on one hand by the process of enlarging and merging local member banks and on the other hand through the implementation of the Operation Service at Rabobank Nederland. The increasing size of the local member banks, which means that they are going to do more independently, in itself necessitates changes to the central support organisation.'

'Now is the time to take action,' emphasises Heemskerk. 'The bank is currently performing well. Waiting until the bank was not performing as well would only magnify the problem. Our competitors are also on the move. Our starting position is positive. And, most important of all, our customers are asking us to move forward. This is the time for the Rabobank to demonstrate its strength.'

. Download the general outline of the proposed top structure of Rabobank Nederland (pdf)

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Rabobank and Wageningen University and Research Centre to work together more intensively
21-06-2004

The largest financer in the agricultural sector and the largest research centre in this area will formally combine their strengths. On 21st June Mr. Hans ten Cate on behalf of Rabobank and Mr. Aalt Dijkhuizen on behalf of Wageningen University and Research Centre signed an agreement to this effect. In addition to the existing projects, Rabobank and Wageningen UR will work together more intensively on projects in particular to better serve the larger companies in the food & agribusiness sector as well as the Government and non-Government organisations.

"This co-operation fits well with our international focus as food & agri-bank. Because we are involved all over the world as a financer in this sector, we also know the right people everywhere. We have helped the Indian government to establish a research institute in the agricultural sector, which brought about co-operation between the Indian ministry and the Agrotechnology & Food Services department. This is just one example we can name that is a logical consequence of our strong position in the area of Food & Agri,"said Ten Cate on behalf of Rabobank.

Other joint projects that Rabobank and Wageningen UR have carried out are the LEI (Landbouw Economisch Instituut) since 1990, and the Irma institure (Institute for Risk Management in Agriculture), developed in1999 as a mutual initiative of LTO-Nederland, Rabobank Nederland, Interpolis and Wageningen Universiteit and Research centre.

"The combining of strengths increases the possibility of finding solutions for major problems for which Wageningen UR can provide knowledge. For example climate changes with global implications, which one of our professors is already being supported by Rabobank Green Funds. Or the sustainable production and processing of safe and healthy food which requires economically vital companies working in sequence. The further development of Food Valley, a national concentration of knowledge development and utlisation with an international goal is another example. By linking each others network and expertise we create more value", said Mr. Aalt Dijkhuizen, Chairman of the Executive Board of Wageningen UR.

Images of the signing of the agreement (high and low resolution)

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Rabobank Group Positive following First Months of 2004
24-06-2004

Chairman of the Executive Board Heemskerk expects net profit to exceed previously forecast amount of 10%

Bert Heemskerk, Chairman of the Executive Board of Rabobank Group, has a positive outlook regarding 2004. 'We have performed well in the first few months of the year. The strong growth in income compensates for the relatively high increase in expenses. Barring unforeseen circumstances, I expect net profit to exceed the 10% that was forecast earlier this year.' Heemskerk made this statement this afternoon at the General Meeting of Rabobank Nederland in Utrecht.

The General Meeting is the large annual 'Rabo Day' at which all the local member Rabobanks – which currently total 320 – meet as 'members' of the 'central' Rabobank Nederland. The annual figures are presented for approval and the Executive Board and the Supervisory Board render account at the meeting.

Retrospective
Heemskerk looked back with satisfaction at the results achieved in 2003: 'It was a strong year in which the Rabobank Group performed well despite the difficult economic conditions. Net profit rose by 12% and we consequently fulfilled our long-term objective. All the divisions of the group, and in particular the local member Rabobanks, contributed to this good result.' 'We were able to achieve this by realising strong growth in income during an economically difficult period,' says Heemskerk.

A substantial proportion of the 2003 profits was achieved in the Dutch home market. 'The Dutch market will continue to form the basis for the Rabobank in the future. The foundation for achieving our future ambitions will be laid in this market,' Heemskerk explains. From this perspective he believes it is inevitable that the local member Rabobanks will continue to consolidate in size and that Rabobank Nederland will carry out a reorganisation: 'I admit that it can be difficult to sell a reorganisation that will entail job losses at the local and central level during a period of profitability, but it is an absolute prerequisite for ensuring success in the future.'

Strategy
Heemskerk reiterated the strategy of the Rabobank Group.
'The strategy in the Netherlands is based on gaining market leadership in every sector of financial services. This requires,' Heemskerk explains, 'retaining our market leadership in the agricultural, SME and retail markets; growth in the field of private banking, assets management and the large business market; continued expansion in real estate and leasing; strengthening our position in large cities and among the immigrant population, and making sure that we gain the number-one position in the field of insurance. So in short this means ensuring that we are the leading Allfinanz player in the Netherlands.'

'Our international strategy,' says Heemskerk, 'is founded on doing what we do best. So, in addition to serving Dutch businesses and foreign corporates, I am naturally referring first and foremost to Food & Agri. We are committed to becoming market leader in the international wholesale markets in the field of Food & Agri. However, we also aim to gain a strong position in the retail sector of the Food & Agri market. This means that we will move forward in selected countries with the gradual roll-out of our country/farm banking concept that unites our vast expertise in the fields of both Retail and Agri.'

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Two New Supervisory Directors Appointed
24-06-2004

• Former President of the ECB Wim Duisenberg
• Arnold Walravens on behalf of Eureko

The Annual General Meeting of Rabobank Nederland this afternoon appointed W.F. (Wim) Duisenberg and A.H.C.M. (Arnold) Walravens as members of the Supervisory Board of Rabobank Nederland.
Mr Duisenberg has already worked for Rabobank Nederland in the past. He served as deputy Chairman of the Executive Board from 1978 to 1981 before he began his career in central banking.
The appointment of Mr Walravens ensues from the alliance with Eureko/Achmea that was established at the beginning of this year and that is now also taking shape at the level of the Supervisory Board. Mr Walravens is Vice Chairman of the Supervisory Board of Eureko. Mr M. (Marinus) Minderhoud has been nominated for a position on Eureko's Supervisory Board on behalf of Rabobank Nederland.

The General Meeting has reappointed T. (Teun) de Boon and B. (Bernard) Bijvoet as members of the Supervisory Board. They had retired by rotation and their reappointment was in accordance with the proposal.

The appointment of two new members brings the membership of the Supervisory Board to the desired number of thirteen members. The composition of the board is consequently now as follows:
L. (Lense) Koopmans (Chairman), A.J.A.M. (Antoon) Vermeer, deputy Chairman, S. (Sjoerd) Eisma, L.J.M. (Leo) Berndsen, B. (Bernard) Bijvoet, T. (Teun) de Boon, W.F. (Wim) Duisenberg, M. (Marinus) Minderhoud, J.A.A.M. (Hans) van Rossum, H.C. (Herman) Scheffer, M.J.M. (Martin) Tielen, A.W. (Aad) Veenman, A.H.C.M. (Arnold) Walravens.

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TPG Post and Rabobank introduce new way of receiving and paying bills
30-06-2004

Bills and giro slips digitally processed with Internet banking

Consumers who use Rabobank's Internet banking service will be able to digitally receive, view and pay giros and bills as from 2005. TPG Post and Rabobank signed a letter of intent for a strategic partnership in this field. This initiative makes it for the first time possible that customers will be able to receive and pay a bill from participating businesses and organisations fully digitally.

By linking TPG Post's digital letterbox to Rabobank's Internet banking package, a simple payment process can be offered. The consumer will receive a digital giro slip through Rabobank's Internet banking program setting out all payment details and the desired payment date. The consumer will simply be required to confirm the information.

The digital letterbox will provide Rabobank customer's with greater payment convenience. A giro or bill can be paid with a single click of the mouse, making Internet banking simpler and faster. Consumers currently receive paper bills by mail with a giro slip attached and must manually re-enter the details printed on these slips in their Internet banking programs. From the digital giro slip, users will be able to easily link through to the itemised bill stored by TPG Post. This provides consumers with a convenient way of settling bills on time while allowing them full control over the payment. For businesses and organisations the service will mean significant savings compared to the costs of sending out paper bills and giro slips. They will also benefit from a more efficient administrative process since fewer errors will be made than when billing information is manually transferred. This form of payment is particularly suited to regularly recurring giro slips and bills from telephone and energy companies and the tax authorities. A company can also use this means to send invoices for which the customer has agreed payment using direct debit.

"Almost 2 million Rabobank customers use Internet banking. In order to serve our customers the best we can, it is essential that we constantly capitalise on new applications that offer them extra service and convenience', says Jac Verhaegen, member the Rabobank Board of Management. 'TPG Post has proven to be a reliable partner for the distribution of digital mail too. By bundling our knowledge and experience with Internet banking with TPG, we will be able to offer businesses and consumers even more convenience'.

Harry Koorstra, member of the TPG Board of Management and responsible for the company's postal activities: 'This partnership between two market leaders is an important step in TPG Post's strategy. We are the most efficient postal company in Europe and greatly value innovations that respond to the needs of companies and consumers, so I am pleased that Rabobank is going to offer the digital mailbox to its customers with our support'.

The joint concept will probably be offered to Rabobank customers mid 2005. Until then, the partners will focus on aligning their ICT applications and jointly work on attracting large companies who wish to present their mail digitally. TPG Post introduced its own digital letterbox in 2001 under the name Privver, allowing customers to select from which suppliers they wish to receive digital mail. Surveys among consumers have shown that they would like to receive digital mail from more suppliers and that they would like to see the integration of the digital letterbox and Internet banking. 'At present, 135,000 consumers can receive digital mail via www.privver.nl from thirteen senders, including telecom operator KPN, insurance companies Univé and VGZ, and cable provider Casema'.

TPG Post's own digital letterbox, Privver, will continue to operate alongside that of Rabobank. The electronic bill and giro solution will eventually be made available to other banks so that consumers can choose which site they wish to use for their digital mail.

With almost 2 million unique visitors per month, www.rabobank.nl is the largest Internet banking site in Europe. More than 2.5 million Rabobank customers currently use the Internet, telephone or mobile banking service.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 163,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of €11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

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COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 14
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 1,004 ,000
	(i)	Series:	EUR 1,004 ,000
	(ii)	Tranche:	EUR 1,004,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 992,956
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	2 June 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		2 June 2008
9.	Interest Basis:		3.1 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.1 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 June in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	31 EUR per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	2 June in each year, commencing on 2 June 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Coöperatieve Centrale Raiffeisen-

		Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.1 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0193412599
26.	Common Code:	019341259
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0BCVK
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes

		amount to approximately EUR 992,956
(vi)	Amsterdam Listing Agent:	Rabobank Nederland
(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

32. In the case of Notes offered in Switzerland:

Articles of Association of the Issuer: The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33. Cost of issue: None

34.	Effective yield at Issue Price of 100%:	3.1 per cent., per annum
35.	Subscription period:	24 May 2004 to 28 May 2004
36.	Date of Pricing Supplement:	01 June 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:		Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 32 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	24 May 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatieve formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number f03634w)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 943A
TRANCHE NO: 2

NOK 250,000,000 3.75 per cent. Notes 2004 due 2009

(to be consolidated and form a single series with the existing NOK 500,000,000 3.75 per cent. Notes 2004 due 4 February 2009 issued on 4 February 2004)

RABOBANK INTERNATIONAL
DEUTSCHE BANK

ING
KBC INTERNATIONAL GROUP
ABN AMRO
BANK VONTOBEL AG, ZÜRICH
DAIWA SECURITIES SMBC EUROPE
DANSKE BANK
DEXIA CAPITAL MARKETS
DRESDNER KLEINWORT WASSERSTEIN

UBS INVESTMENT BANK
ZÜRCHER KANTONALBANK

The date of this Pricing Supplement is 8 June 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the Final terms of the Notes and must be read in conjunction with, the Offering Circular dated 7 October 2003, (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, Deutsche Bank AG London (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	943A
	(ii)	Tranche Number:	2
			Notes issued under this Pricing Supplement will be consolidated with and form a single series with the existing NOK 500,000,000 3.75 per cent. Notes 2004 due 2009 (Tranche 1), details of which are included in the Pricing Supplement dated 30 January 2004.
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 750,000,000
	(ii)	Tranche:	NOK 250,000,000
5	(i)	Issue Price:	100.125 per cent of the Aggregate Nominal Amount plus accrued interest from 4 February 2004 (including) to 10 June 2004 (excluding)
	(ii)	Net proceeds:	NOK 248,703,000
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	10 June 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	4 February 2004
8	Maturity Date:		4 February 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.75 per cent. Fixed-Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	4 February in each year commencing on 4 February 2005 and ending on 4 February 2009
	(iii)	Fixed Coupon Amounts:	NOK 375 per NOK 10,000 in nominal amount and NOK 1,875 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 20 July 2004 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Deutsche Bank AG London ING Belgium SA/NV KBC Bank NV UBS Limited ABN AMRO Bank N.V. Bank Vontobel AG Daiwa Securities SMBC Europe Limited Danske Bank A/S Dexia Banque Internationale á

			Luxembourg, société anonyme acting under the name Dexia Capital Markets Dresdner Bank AG London Branch Zürcher Kantonalbank
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG London
	(iii)	Dealer's Commission:	Combined management and underwriting commission of 0.25 per cent. of the nominal amount of the Notes and selling concession of 1.625 per cent. of the nominal amount of the Notes
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		**The Netherlands:** Each Manager has agreed and represented that the Notes qualify as "Euro Securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (A) the Notes qualify are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different states that are a member state of the European Union and/or a party to the Agreement on the European Economic Area; (B) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (C) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred under 7 and 8 of Annex 1 to EC Directive 2000/12/EC; and Each Manager has represented and agreed that it shall not at any time conduct anywhere in the world a general advertising or canvassing campaign in relation to the Notes. **Kingdom of Norway:** Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any notes other than to persons who are registered with the Oslo

		Stock Exchange as professional investors.
37	Subscription Period:	Not Applicable
38	Costs of Issue:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	Temporary XS0194242276 Tranche 1 XS0184354891
40	Common Code:	Temporary 019424227 Tranche 1 018435489
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Temporary WKN: A0BDE5 Tranche 1 A0ACCS
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; Deutsche Bank Luxembourg S.A. as Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.121852, producing a sum of (for Notes not denominated in Euro):	Euro 30,463,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	8 June 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 1047A
TRANCHE NO: 1
Issue of EUR 45,000,000 JPY-CMS linked Notes due 2014

Issue Price: 100.00 per cent

SG Corporate & Investment Banking

The date of this Pricing Supplement is May 24, 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1047A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 45,000,000
	(ii)	Tranche:	EUR 45,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 45,000,000
6	Specified Denominations:		EUR 100,000
7	Issue Date:		May 26, 2004
8	Maturity Date:		May 26, 2014, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		JPY-CMS Linked Interest
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Applicable

	(i)	Index/Formula:	See attached Schedule A
	(ii)	Calculation Agent responsible for calculating the interest due:	Société Générale Tour Société Générale 17, Cours Valmy 92987 Paris –La Défense Cedex.
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See attached Schedule A
	(iv)	Interest Period(s)	See attached Schedule A
	(v)	Specified Interest Payment Dates:	August 26, November 26, February 26 and May 26 in each year from and including August 26, 2004 to and including the Maturity Date, all subject to adjustment in accordance with the Business Day Convention specified in paragraph (vi) below.
	(vi)	Business Day Convention:	Modified Following Business Day Convention
	(vii)	Additional Business Centre(s) (Condition 1(a)):	Tokyo
	(viii)	Minimum Rate of Interest:	Not Applicable
	(ix)	Maximum Rate of Interest:	Not Applicable
	(x)	Day Count Fraction (Condition 1(a)):	30/360 (adjusted)
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount of Each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Such amount(s) determined by the Calculation Agent, in its reasonable discretion, to be the amount representing the fair market value of the Notes which, on the due date for the redemption of the Note, shall have the effect - after taking into account in the case of redemption for taxation reasons the costs of unwinding any hedging arrangements entered into in respect of the Notes - of preserving for the Noteholders the economic equivalent of the obligation of the Issuer to make the payments in respect of the Notes which would, but for such redemption for taxation reasons or on event of default, have fallen due after the relevant early redemption date. For the avoidance of doubt, and notwithstanding Condition 7(b)(ii) and the first paragraph of Condition 11, the Early Redemption Amount, as determined by the Calculation Agent in accordance with this paragraph, shall include any accrued interest to (but excluding) such early redemption date, and therefore, apart from the Early Redemption Amount, no interest, accrued or otherwise, or any other amount whatsoever will be payable by the Issuer or the Guarantor in respect of such redemption.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Tokyo and TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	• So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. • The attached Schedule A

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Société Générale
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable

38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0191805737
40	Common Code:	19180573
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Deutsche Bank Luxembourg S.A 2 Boulevard Konrad Adenauer L-1115 Luxembourg Banque Générale du Luxembourg S.A. 50 Avenue John F. Kennedy L-2951 Luxembourg

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	May 24, 2004
49	Date of Base Offering Circular:	October 7, 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Schedule A

(This Schedule forms part of the Pricing Supplement to which it is attached)

Interest Amounts determination

Formula:

For each Interest Period$_{(i)}$, the Rate of Interest (expressed as a rate per annum) will be determined by the Calculation Agent in accordance with the following formula:

$$5.5 \times \left[Max(0; CMS_{(i)} - 1.5350\%) - Max(0; CMS_{(i)} - 3.0350\%) \right]$$

and the Interest Amount payable in respect of each Note on the relevant Interest Payment Date (as defined in paragraph 20(v) above) will be obtained by multiplying such rate by the Nominal Amount of each Note and the Day Count Fraction (as defined in paragraph 20(x) above).

where:

"Nominal Amount" means the nominal amount of one Note (i.e. EUR 100,000).

"$CMS_{(i)}$" means, in respect of an Interest Period$_{(i)}$, the rate for Japanese Yen swap transactions expressed as a percentage and determined by the Calculation Agent, in accordance with the Floating Rate Option "JPY-ISDA-Swap Rate 15:00" of the ISDA Definitions, with a Designated Maturity of 10 years, which appears on the Reuters Screen ISDAFIX1 page as of 3:00 p.m., Tokyo time, and with a Reset Date being the Interest Payment Date relating to such Interest Period.

"Interest Period$_{(i)}$" means any period between the Issue Date (included) and the first Interest Payment Date (excluded) and thereafter between two successive Interest Payment Dates (the first one included and the second one excluded).

"i" ranks 1 for the first Interest Period, 2 for the second Interest Period ... and 40 for the last Interest Period.

"ISDA Definitions" means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Bond Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1081A
TRANCHE NO: 1

EUR 15,000,000 FIXED RATE TO FLOATING RATE BONDS DUE JULY 2019

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 29 June 2004.

This Pricing Supplement, under which the bonds described herein (the "**Bonds**") are issued, contains the final terms of the Bonds and must be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Bond Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Bond Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" shall have the same meaning.

1	Issuer:	Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1081A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 15,000,000
	(ii) Tranche:	EUR 15,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net Proceeds:	EUR 15,000,000
6	Specified Denominations:	EUR 1,000,000
7	Issue Date:	1 July 2004
8	Maturity Date:	1 July 2019, subject to adjustment in accordance with the Following Business Day Convention
9	Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax):	No
10	Interest Basis:	6.18 per cent. Fixed Rate changing into Floating Rate thereafter
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Fixed Rate until 1 July 2009 and Floating Rate thereafter
13	Put/Call Options:	Not Applicable
14	Status of the Bonds:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Bond Provisions**	Applicable from and including 1 July 2004 to but excluding 1 July 2009
	(i) Rate of Interest:	6.18 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	1 July in each year from and including 1 July 2005 to an including 1 July 2009
	(iii) Fixed Coupon Amount(s):	EUR 61,800 per EUR 1,000,000 in nominal amount

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30 / 360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	The Interest Payment Dates are subject to adjustment in accordance with the Following Business Day Convention
18	**Floating Rate Provisions**		Applicable from and including 1 July 2009 to but excluding the Maturity Date
	(i)	Interest Period(s):	Annual The first Interest Period will run from and including 1 July 2009 to but excluding 1 July 2010 Subsequent interest periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	1 July of each year from and including 1 July 2010 to and including 1 July 2019
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination:

(A) Initially, the Floating Rate of Interest shall be:

5 x (Thirty Year Swap Rate – Two Year Swap Rate – Margin)

where:

"Thirty Year Swap Rate" means the thirty year mid swap rate in EUR on an annual 30 / 360 basis versus six month EURIBOR on a semi-annual actual / 360 basis which appears on Reuters Page ISDAFIX2 under the heading "EURIBOR BASIS" as of 11:00 a.m., Frankfurt time, five TARGET Business Days prior to the last day of the relevant Interest Period;

"Two Year Swap Rate" means the two year mid swap rate in EUR on an annual 30 / 360 basis versus six month EURIBOR on a semi-annual actual / 360 basis which appears on Reuters Page ISDAFIX2 under the heading "EURIBOR BASIS" as of 11:00 a.m., Frankfurt time, five TARGET Business Days prior to the last day of the relevant Interest Period; and

"Margin" means 0.50 per cent.

(B) Following the occurrence of a Trigger Event, the Floating Rate of Interest for all subsequent Interest Periods (excluding the Interest Period in which such Trigger Event occurs) shall be:

the thirty year mid swap rate in EUR on an annual 30 / 360 basis versus six month EURIBOR on a semi-annual actual / 360 basis which appears on Reuters Page ISDAFIX2 under the heading "EURIBOR BASIS" as of 11:00 a.m., Frankfurt time, two TARGET Business Days prior to the first day of the relevant Interest Period

where:

the "Trigger Event" will occur when the sum of all previous Fixed Rates of Interest and Floating Rates of Interest plus the Floating Rate of Interest determined on the relevant Interest Determination Date becomes greater than 40.00 per cent.

(C) If no Trigger Event occurs, an extra coupon will be paid on the Maturity Date of:

40.00 per cent. – Cumulative Interest Rate

where:

"Cumulative Interest Rate" is the sum of all previous Fixed Rates of Interest and Floating Rates of Interest and in addition the Floating Rate of Interest payable on the Maturity Date in accordance with Item 18(v)(A) above

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	BNP Paribas (the "Calculation Agent")

(viii)	Screen Rate Determination (Condition 1(a)):	
	– Relevant Time:	See Item 18(v)
	– Interest Determination Date:	See Item 18(v)
	– Primary Source for Floating Rate:	See Item 18(v)
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	TARGET
	– Benchmark:	See Item 18(v)
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	See Item 18(v)(A)
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30 / 360 (unadjusted)
(xiv)	Rate Multiplier:	See Item 18(v)(A)
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Bonds, if different from those set out in the Conditions:	Not Applicable

19	**Zero Coupon Bond Provisions**	Not Applicable
20	**Index Linked Interest Bond Provisions**	Not Applicable
21	**Dual Currency Bond Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 1,000,000 per Bond of EUR 1,000,000 Specified Denomination
25	**Early Redemption Amount**	Applicable
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the	Yes, as set out in the Conditions

	Conditions):	
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE BONDS

26	**Form of Bonds:**	Bearer Bonds
	(i) Temporary or permanent Global Bond/Certificate:	Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent Global Bond
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment:	Not Applicable
30	Details relating to Instalment Bonds:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Bonds are represented by a permanent Global Bond and the permanent Global Bond is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Bondholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Bondholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	BNP Paribas
36	Additional selling restrictions:	Not Applicable
37	Costs of Issue:	Not Applicable
38	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0194754924
40	Common Code:	19475492
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Bonds are:	Deutsche Bank AG London as Principal Paying Agent BNP Paribas as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro producing a sum of (for Bonds not denominated in Euro):	Not Applicable
46	In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	29 June 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

EXECUTION VERSION

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1005A
TRANCHE NO: 3
EUR 25,000,000 Periodic Capped Floating Rate Notes due 2009

(to be consolidated and form a single series with the EUR 50,000,000
Periodic Capped Floating Rate Notes due 2009
(Series Number: 1005A/1) issued on 5 April 2004 and with the EUR 25,000,000 Periodic Capped
Floating Rate Notes due 2009 (Series Number: 1005A/2) issued on 28 April 2004)
Issue Price: 100.00 per cent. plus accrued interest from, and including, 5 April 2004
to, but excluding, 28 May 2004

MORGAN STANLEY

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1005A (to be consolidated and form a single series with the EUR 50,000,000 Periodic Capped Floating Rate Notes due 2009 (Series Number: 1005A/1) issued on 5 April 2004 and with the EUR 25,000,000 Periodic Capped Floating Rate Notes due 2009 (Series Number: 1005A/2) issued on 28 April 2004)
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 25,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount plus accrued interest from, and including, 5 April 2004 to, but excluding, 28 May 2004
	(ii)	Net proceeds:	EUR 25,089,657.50
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	28 May 2004
	(ii)	Interest Commencement Date:	5 April 2004
8	Maturity Date:		5 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable

(i)	Interest Period(s):	Beginning on (and including) 5 April 2004 and ending on (but excluding) 5 October 2004 and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date
(ii)	Specified Interest Payment Dates:	5 April and 5 October in each year commencing on 5 October 2004 and ending on the Maturity Date subject to adjustment in accordance with the Business Day Convention specified
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	
-	Relevant Time:	11:00 a.m. (Brussels time)
-	Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Period
-	Primary Source for Floating Rate:	Moneyline Telerate Page 248
-	Benchmark:	6 month EURIBOR
-	Relevant Financial Centre:	Euro-zone
-	Effective Date:	First day of each Interest Period
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.50 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	The Rate of Interest in respect of any Interest Period shall not be greater than 0.20 per cent. above the Rate of Interest calculated in respect of the immediately preceding Interest Period
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360
(xiv)	Rate Multiplier:	Not Applicable

	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method *of calculating the same (if required or if* different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date (as defined in the temporary Global Note) for the Notes may be extended, without the consent of the Noteholders, to coincide with the applicable Exchange Date (as defined in the temporary Global Note) for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders.

			Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:		Morgan Stanley & Co. International Limited
36	Additional selling restrictions:		**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)
37	Costs of Issue:		Not Applicable
38	Subscription Period:		Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0189726465
40	Common Code:	018972646
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent; Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent; and BNP Paribas as Determination Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	26 May 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

Pricing Supplement
RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 966A
TRANCHE NO: 2
AUD 100,000,000 6.00 per cent. Notes 2004 due 2009 to be consolidated and form a single series with the existing AUD 300,000,000 6.00 per cent. Notes 2004 due 25 February 2009 issued on 25 February 2004

TD Securities

Rabobank International

Commonwealth Bank of Australia
ABN AMRO
Daiwa Securities SMBC Europe
Deutsche Bank
KBC International Group
UBS Investment Bank

Banca IMI
Dexia Capital Markets
ING Belgium SA/NV
WGZ-Bank, Westdeutsche Genossenschafts-Zentralbank Eg
Zurich Cantonal Bank

The date of this Pricing Supplement is 14 May 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch ("**Rabobank Australia Branch**"), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

US Selling Restrictions

The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only

communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

The Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States that are party to the Agreement on the EEA;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex I to the EC Directive 2000/12/EC.

Each of the Managers has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distribution of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager has agreed that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom would cause the Issuer or Rabobank Australia

Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "**Australian Tax Act**") as a result of section 128F(5) of the Australian Tax Act.

There has been no significant adverse change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Rabo Australia Limited
	(ii) Guarantor:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:		966A
	(ii) Tranche Number:		2
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i) Series:		AUD 400,000,000
	(ii) Tranche:		AUD 100,000,000
5	(i) Issue Price:		100.725 per cent. of the Principal Amount of the Notes plus 83 days' accrued interest in respect of the period from and including 25 February 2004 to but excluding 18 May 2004
	(ii) Net proceeds:		AUD 100,210,655.74 (less agreed expenses)
6	Specified Denominations:		AUD 2,000, AUD 5,000, AUD 100,000
7	(i) Issue Date:		18 May 2004
	(ii) Interest Commencement Date (if different from the Issue Date):		25 February 2004
8	Maturity Date:		25 February 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i) Status of the Notes:		Senior
	(ii) Status of the Guarantee:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	25 February in each year commencing on 25 February 2005 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	AUD 120.00 on each denomination of AUD 2,000, AUD 300.00 on each denomination of AUD 5,000 and AUD 6,000.00 on each denomination of AUD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) The Toronto-Dominion Bank Commonwealth Bank of Australia ABN AMRO Bank N.V. Daiwa Securities SMBC Europe Limited Deutsche Bank AG London KBC Bank NV UBS Limited Banca IMI S.p.A. Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets ING Belgium SA/NV WGZ-Bank, Westdeutsche Genossenschafts-Zentralbank eG Zurich Cantonal Bank
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.25 per cent. of the principal amount of the Notes. Selling commission: 1.625 per cent. of the principal amount of the Notes.
35	If non-syndicated, name of Manager:		Not Applicable
36	Additional selling restrictions:		US Selling Restrictions The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States that are a party to the Agreement on the EEA;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to in paragraphs 7 and 8 of Annex I to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distribution of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offer or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

		In addition, each Manager has agreed that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom would cause the Issuer or Rabobank Australia Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "**Australian Tax Act**") as a result of section 128F(5) of the Australian Tax Act.
37	Cost of Issue:	Not Applicable
38	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	Temporary ISIN Code:	XS0192783107
	ISIN Code:	XS0184740420
40	Temporary Common Code:	19278310
	Common Code:	018474042
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.583657, producing a sum of (for Notes not denominated in Euro):	Euro 58,365,700
46	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effectieve yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	14 May 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the Guarantor:

By:

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1060A

TRANCHE NO: 1
EUR 13,000,000 FIXED RATE TO INDEX LINKED INTEREST BONDS DUE 11 JUNE 2014

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 9 June 2004.

This Pricing Supplement, under which the Bonds described herein (the "**Bonds**") are issued, contains the final terms of the Bonds and must be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Bond Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

POTENTIAL PURCHASERS OF THE BONDS SHOULD BE AWARE THAT SOME OF THE COUPONS THEREON ARE LINKED TO THE VALUE OF A BASKET OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE BONDS.

THE BONDS ARE INTENDED FOR PURCHASE ONLY BY INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH AN INVESTMENT. An investment in debt Instruments linked to shares issued by third parties entails significant risks not associated with investments in a conventional debt security.

Any entity that intends to purchase the Bonds should only do so if it understands:

a) that the Bonds are intended for purchase by an entity if it is a sophisticated institutional investor and has such knowledge and experience in financial and business matters and expertise in assessing credit risk that it is capable of evaluating the merits, risks and suitability of investing in the Bonds; and that it is relying exclusively on its own sources of information and credit analysis with respect to the Shares and the Reference Companies;

b) that (i) neither the Issuer and the Calculation Agent nor any of their Affiliates (together, the "Relevant Entities") have provided any advice with respect to the Shares or the Reference Companies, (ii) none of the Relevant Entities has made or makes any representation as to the credit quality of the Reference Companies or the Shares, and (iii) the Relevant Entities may have acquired, or during the term of the Bonds may acquire, non-public information with respect to the Reference Companies or the Shares, which will not be provided to the Bondholders;

c) that the Relevant Entities may have existing or future business relationships with the Reference Companies (including, but not limited to, lending, depository, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for the holders of the Bonds;

d) that the Bonds do not represent a claim against the Reference Companies or an investment in the Shares, and that neither it nor any subsequent holders of the Bonds will have recourse under the Bonds to any of the Reference Companies;

e) that the Bonds are intended for purchase only by an entity if it has determined, based on its own independent review and such professional advice as it has deemed appropriate under the circumstances, that its acquisition of the Bonds (i) is fully consistent with its (or if it is acquiring the Bonds in a fiduciary capacity, the beneficiary's) financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it (whether acquiring the Bonds as principal or in a fiduciary capacity), and (iii) is a fit, proper and suitable investment for it (or if it is acquiring the Bonds in a fiduciary capacity, for the beneficiary);

f) that no Relevant Entity accepts any responsibility for determining or investigating whether the acquisition of the Bonds by any entity is lawful under the laws of jurisdiction of that entity's incorporation and the jurisdiction in which it operates (if different), and whether such acquisition will contravene any law, regulation or regulatory policy applicable to it; and

g) that in connection with the issue and sale of the Bonds, no Relevant Entity has acted otherwise than in the capacity of an arm's-length contractual counterparty and no Relevant Entity shall, unless agreed to the contrary in writing, act as the entity's financial adviser or fiduciary.

References to "Affiliates" includes any entity controlled, directly or indirectly, by the Issuer or the Calculation Agent as the case may be, any entity that controls, directly or indirectly, the Issuer or the Calculation Agent as the case may be, and any entity under common control with the Issuer or with the Calculation Agent as the case may be. As used herein, "control" means ownership of a majority of the voting power of the entity or, as the case may be, the Issuer and "controlled by" and "controls" shall be construed accordingly.

DISCLAIMER

The Bonds are not in any way sponsored, endorsed or promoted by the Reference Companies. The Reference Companies have no obligation to take the needs of the Bondholders or Couponholders into consideration for any purposes.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1060A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 13,000,000
	(ii) Tranche:	EUR 13,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	11 June 2004
8	Maturity Date:	11 June 2014
9	Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax):	No
10	Interest Basis:	6.00 per cent. Fixed Rate changing into Index Linked Interest thereafter
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Fixed Rate from and including the Issue Date to but excluding 11 June 2007 and Index Linked Interest from and including 11 June 2007 to but excluding the Maturity Date.
13	Put/Call Options:	Not Applicable
14	Status of the Bonds:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Bond Provisions**	Applicable from and including the Issue Date to but excluding 11 June 2007
	(i) Rate(s) of Interest:	6.00 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	11 June 2005, 11 June 2006 and 11 June 2007
	(iii)	Fixed Coupon Amount(s):	EUR 600 per EUR 10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	The Interest Payment Dates are subject to adjustment in accordance with the Following Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amount payable.
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Bond Provisions**		Not Applicable
20	**Index Linked Interest Bond Provisions**		Applicable from and including 11 June 2007 to but excluding the Maturity Date
	(i)	Index/Formula	Indexed to a basket of shares as further described in the Annex attached hereto.
	(ii)	Calculation Agent responsible for calculating the interest due:	BNP Paribas
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	As described in the Annex attached hereto.
	(iv)	Interest Periods/Interest Payment Dates:	11 June in each year from and including 11 June 2008 to and including the Maturity Date.
	(v)	Business Day Convention:	Following Business Day Convention, but without adjustment to the amount of interest payable
	(vi)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	(vii)	Minimum Rate of Interest:	0.00 per cent. per annum
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction (Condition 1(a))	30/360 (unadjusted)
21	**Dual Currency Bond Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Early Redemption Amount**	Applicable
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE BONDS

26	**Form of Bonds:**	Bearer Bonds
	(i) Temporary or permanent global Bond/Certificate:	Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent Global Bond.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment:	Not Applicable
30	Details relating to Instalment Bonds:	Not Applicable

31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Bonds are represented by a permanent Global Bond and the permanent Global Bond is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Bondholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Bondholders on the day on which that notice is delivered to the clearing system. Further terms are described in the Annex attached hereto.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	BNP Paribas
36	Additional selling restrictions:	The Netherlands: "The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with"
37	Costs of Issue:	Not Applicable
38	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0193668638
40	Common Code:	019366863
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable

42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Bonds are:	Deutsche Bank AG London as Principal Paying Agent BNP Paribas as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro [ ] producing a sum of (for Bonds not denominated in Euro):	Not Applicable
46	In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	9 June 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX

INDEX LINKED BOND PROVISIONS

The per annum Rate of Interest for each Interest Period shall be determined on the relevant Valuation Date by the Calculation Agent acting in its sole discretion as follows:

$$Max\left(0\%, \frac{1}{15} \times \sum_{i=1}^{15} PERF(i)t\right)$$

where

$$Perf_{(i)}\, t = \frac{SHARE_i^t - SHARE_i^{Initial}}{SHARE_i^{Initial}}$$

provided that if $Perf_{(i)}\, t$ is equal to or greater than 0, then $Perf_{(i)}\, t$, in respect of this Valuation Date and each subsequent Valuation Date, will be fixed at 10.00%.

Definitions

"**Closing Price**" means in respect of each Share, the price per Share on the relevant Exchange as of the close of trading on such Exchange as determined by the Calculation Agent provided that if the price of such Share is not so quoted on that day (other than by reason of a Market Disruption Event) then the Closing Price shall be equal to an estimate of the closing price of such Share on such date as determined by the Calculation Agent in its sole discretion by reference to such factors and source(s) as it shall determine to be appropriate;

"**Exchange**" means in respect of each Share, the exchange on which such Shares are principally traded as set out in the Table below or any successor to such exchange or, if such exchange ceases to list or otherwise include such Shares, any other exchange on which such Shares are listed or traded for the time being and "Related Exchange" shall be construed accordingly.

"**Exchange Business Day**" means in respect of each Share, a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on both the Exchange and Related Exchange in respect of such Shares other than a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

"**Market Disruption Event**" means in respect of each Share, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the close of trading on the relevant Exchange of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by such exchange or otherwise) in:

(i) such Shares on the Exchange; or

(ii) any options contracts or futures contracts relating to such Shares on any Related Exchange,

if, in the determination of the Calculation Agent, such suspension or limitation is material.

The Calculation Agent shall as soon as practicable give notice to the Bondholders under Condition 12 of the occurrence of a Market Disruption Event on a Valuation Date.

"**Reference Company**" means each of the companies set out in the Table below.

"**Related Exchange**" means any exchange on which options contracts or futures contracts relating to each Share are traded.

"**Share$_i$**" means an ordinary share in the share capital of the applicable Reference Company as set out in the Table below and references to "**Share**" and "**Shares**" means ordinary share(s) in the share capital of each Reference Company generally. Annual and interim reports (if any) of each Reference Company will be available from the offices of the Paying Agent in Luxembourg on request.

"**Share$_{i, Initial}$**" means the Closing Price of Share$_i$ on 28 May 2004, as set out in the Table below.

"**Share$_{i, t}$**" means the Closing Price of Share$_i$ on the relevant Valuation Date.

"**Valuation Date**" means, in respect of each Interest Period, 28 May falling in such Interest Period from and including 28 May 2008 to and including 28 May 2014 provided that any if such day is not an Exchange Business Day in respect of any Share then the Valuation Date for such Share shall be the first succeeding day that is an Exchange Business Day in respect of such Share and provided further that there is no Market Disruption Event on that day. If the Calculation Agent determines in its sole discretion that on the Valuation Date for any Share a Market Disruption Event has occurred in respect of such Share then the Valuation Date for such Share shall be postponed until the next Exchange Business Day on which there is no Market Disruption Event provided that, notwithstanding anything in the Conditions to the contrary, if a Valuation Date has not occurred on or prior to the third Exchange Business Day following the originally designated Valuation Date then the Calculation Agent shall determine the Closing Price for such Share in its absolute discretion on that day regardless of whether there is a Market Disruption Event on that day. For the avoidance of any doubt, the Valuation Date for each Share not affected by a Market Disruption Event shall be 28 May of the relevant year or the first succeeding day that is an Exchange Business Day, as the case may be.

OTHER PROVISIONS

Potential Adjustment Event Provisions:
Following the declaration by a Reference Company of the terms of any Potential Adjustment Event the Calculation Agent shall in its sole and absolute discretion determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of any Share and, if so, shall (i) calculate the corresponding adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions as the Calculation Agent in its sole and absolute discretion determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by a Related Exchange to options on the Shares traded on that Related Exchange.

"**Potential Adjustment Event**" means in respect of each Reference Company any of the following:

(i) a subdivision, consolidation or reclassification of the Shares (unless a Merger Event) or a free distribution or dividend of any such Shares to existing holders by way of bonus, capitalisation or similar issue;

(ii) a distribution or dividend to existing holders of the Shares of (a) such Shares or (b) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Company equally or proportionately with such payments to holders of such Shares or (c) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

(iii) an extraordinary dividend;

(iv) a call by the Reference Company in respect of Shares that are not fully paid;

(v) a repurchase by the Reference Company of Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(vi) any other event having, in the opinion of the Calculation Agent, a diluting or concentrative effect on the theoretical value of the Shares.

Upon making any such adjustment, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12, stating the adjustment to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions and giving brief details of the Potential Adjustment Event.

Potential Termination Provisions:
Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

"**Potential Termination Event**" means any of Delisting, Insolvency, Merger Event or Nationalisation where:

"**Delisting**" means that the Shares cease for any reason to be listed on the relevant Exchange and as of the date of such de-listing are not listed on any other recognised stock exchange or quotation system in the same jurisdiction as the Exchange;

"**Insolvency**" means that by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting a Reference Company (i) the Shares of such Reference Company are required to be transferred to a trustee, liquidator or other similar official or (ii) the holders of the Shares become legally prohibited from transferring them;

"**Merger Date**" means, in respect of a Merger Event, the date upon which all holders of any of the Shares (other than, in the case of a take-over offer, Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their Shares;

"**Merger Event**" means any (i) reclassification or change of the Shares that results in a transfer of or an irrevocable commitment to transfer all outstanding Shares, (ii) consolidation, amalgamation or merger of a Reference Company with or into another entity (other than a consolidation, amalgamation or merger in which the Reference Company is the continuing entity and which does not result in any such reclassification or change of all outstanding Shares of such Reference Company) or (iii) other take-over offer for the Shares of any Reference Company that results in a transfer of or an irrevocable commitment to transfer all such Shares (other than Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the Valuation Date; and

"**Nationalisation**" means that all Shares of a Reference Company or all the assets or substantially all the assets of a Reference Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

If a Potential Termination Event occurs in relation to any Share, the Calculation Agent (or, in the case of (ii) below, the Issuer) in its sole and absolute discretion may take the action described in (i) or (ii) below:-

(i) determine in its sole and absolute discretion the appropriate adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the

calculation thereof and/or any of the other terms of these Conditions to account for the Potential Termination Event and determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of the Potential Termination Event made by a Related Exchange to options on the Shares traded on that Related Exchange; or

(ii) redeem the Bonds early by giving notice to Bondholders in accordance with Condition 12. If the Bonds are so redeemed the Issuer shall pay an amount to the Bondholders on the Potential Termination Date that represents the fair market value of the Bonds taking into account the Potential Termination Event, less the cost to the Issuer of unwinding any related underlying hedging arrangements, all as determined by the Calculation Agent in its sole and absolute discretion. The Potential Termination Date shall be the date so determined by the Calculation Agent. Payment shall be made in such manner as shall be notified to the Bondholders in accordance with Condition 12.

Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

Table

$Share_i$	**Reference Company**	**Currency**	**Country of incorporation**	**Bloomberg code**	**Exchange**	**$Share_{i,Initial}$**
1	Siemens	EUR	Germany	SIE GY	XETRA	57.64
2	Telefonica	EUR	Spain	TEF SM	SIBE	11.88
3	Total	EUR	France	FP FP	Euronext Paris	153.70
4	Royal Dutch	EUR	Netherlands	RDA NA	Euronext Amsterdam	41.00
5	Nokia	EUR	Finland	NOK1V FH	Helsinki Stock Exchange	11.16
6	Nissan	JPY	Japan	7201 JT	Tokyo Stock Exchange	1,115.00
7	Toyota	JPY	Japan	7203 JT	Tokyo Stock Exchange	4,000.00
8	Mizuho Financial Group	JPY	Japan	8411 JT	Tokyo Stock Exchange	476,000.00
9	Mitsubishi Tokyo Financial	JPY	Japan	8306 JT	Tokyo Stock Exchange	950,000.00
10	NTT Docomo	JPY	Japan	9437 JT	Tokyo Stock Exchange	208,000.00
11	General Electrics	USD	USA	GE UN	NYSE	31.12
12	Microsoft	USD	USA	MSFT UQ	NASDAQ	26.35
13	Pfizer	USD	USA	PFE UN	NYSE	35.34
14	Citigroup	USD	USA	C UN	NYSE	46.43
15	Exxon Mobiles	USD	USA	XOM UN	NYSE	43.25

Source: Bloomberg